Dykema Gossett PLLC
Franklin Square, Third Floor West
1300 I Street N.W.
Washington, DC 20005

www.dykema.com

Tel: (202) 906-8600
Fax: (202) 906-8669

Aneal Krishnamurthy
Direct Dial: (202) 906-8741
Email: aneal@dykema.com
March 27, 2009
VIA EDGAR
Alison White, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed February 20, 2009) (File Nos. 2-94157; 811-4146)
Dear Ms. White:
This letter responds to the comments of the staff of the Securities and Exchange Commission (“Commission”), which were delivered to Ms. Betsy Anne Seel via postal mail on March 19, 2009, with respect to the post-effective amendment to the registration statement on Form N-1A (the “Registration Statement”) of John Hancock Trust (“JHT” or “Registrant”) which was filed with the Commission via EDGAR on February 20, 2009. Capitalized terms used herein have the meanings given them in the Registration Statement; page references are to the EDGAR filing.
The staff’s comments are set forth below. Attached to this letter are the revised pages of the prospectus and statement of additional information (“SAI”) blacklined to show the disclosure revisions that JHT intends to make in response to the staff’s comments. Such revisions will be made in JHT’s filing pursuant to Rule 497 under the Securities Act of 1933.
Comment 1. General: Although the funds may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the funds will post their proxy materials on the internet as required by the Rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-03-07 (Aug. 1, 2007). See also, Internet Availability of Proxy Materials, Rel. No. IC-27671; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.
California | Illinois | Michigan | Texas | Washington D.C.

Alison White, Esq.
March 27, 2009

Response: Registrant confirms that it will post the funds’ proxy materials on the internet.
Comment 2. Fund Annual Expenses and Expense Examples, pages 2-4: Please be advised that we will need time to review the updated information prior to the filing’s effective date.
Response: Registrant submitted the Fund Annual Expenses and Expense Examples as correspondence via EDGAR on March 23, 2009.
Comment 3. Small Cap Opportunities Trust, pages 5-7:
     a. Please explain/specify what you mean by: “financial models”, “relative price strength”, “trend analysis,” and “price target.” (page 5)
     Response: Registrant will add the requested explanation.
     b. Your definition of Market Capitalization Weighting does not make sense –“[m]arket capitalization weighting means each security is generally purchased based on the issuer’s relative market capitalization.” Please revise. (page 6)
     Response: Registrant will revise the definition as requested.
     c. Please clarify what you mean when you state that “DFA may consider such factors as free float, momentum, trading strategies, liquidity management and other factors determined to be appropriate by DFA given market conditions.”
     Response: Registrant will clarify the statement as requested.
     d. Please disclose that the portfolio has a high turnover rate and the effects of such.
     Response: Registrant will disclose the information as requested.
Comment 4. Core Equity Trust, pages 13-14:
     a. The disclosure on page 14 from “Proven track record” to “The fund may also invest up to 20% of total assets in foreign securities and fixed income securities” is identical to disclosure on pages 13-14. Please revise.
     Response: Registrant will revise the disclosure as requested.
     b. Please disclose here, as you do in the SAI (page 23), that the fund is non-diversified, and the risks of non-diversification.
     Response. Registrant will add the disclosure as requested.
California | Illinois | Michigan | Texas | Washington D.C.

Alison White, Esq.
March 27, 2009

Comment 5. U.S. Large Cap Trust, pages 15-16:
     a. With respect to your second sentence on page 15 stating that “Global research has extensive experience in managing U.S. equities,” please clarify who Global Research is.
     Response: Registrant will clarify the disclosure as requested.
     b. When you refer to “benchmark characteristics” in the last sentence of the first paragraph, please disclose the benchmark to which you are referring.
     Response: Registrant will delete that language.
Comment 6. Income & Value Trust, pages 17-18: For clarity, after “Investment Objective,” please remove the phrase “To seek the balanced accomplishment of.” (Just list conservation of principal and long-term growth of capital and income as objectives.)
Response: Registrant will remove the phrase as requested.
Comment 7. Mortgage- and Asset-Backed Securities risk, pages 23-24: Please include in this section the disclosure concerning CMOs and subprime mortgages that you include on page 11 of the SAI.
Response: Registrant will include the disclosure as requested.
Comment 8. Management of JHT, pages 26-27:
     a. Rather than referring the reader to Appendix A, please disclose the Adviser’s fee schedule in this section. See Item 5(a)(1)(ii) of
Form N-1A.
     Response: Registrant notes that Form N-1A does not specify where the advisory fee schedule needs to be disclosed in the prospectus. Registrant believes that an appendix is an appropriate place for the disclosure and respectfully declines to change its approach.
     b. Please consider whether it is necessary to include the paragraph concerning the manager-of-managers order twice (both on page 26 and page 27).
     Response: Registrant will consider the staff’s suggestion.
Comment 9. Subadvisory Arrangements and Management Biographies Capital Guardian Trust Company (CGTC), pages 27-28: Please provide more specific disclosure concerning each CGTC subadviser’s business experience for the past 5 years (as you have for the other subadvisers).
California | Illinois | Michigan | Texas | Washington D.C.

Alison White, Esq.
March 27, 2009

Response: Registrant believes that the disclosure complies with the requirements of Form N-1A and notes that the disclosure is the standard disclosure used by the subadviser. Therefore, Registrant respectfully declines to make any revisions to this disclosure.
Comment 10. Back Cover Page, page 43: The web address provided — www.johnhancockannuities.com - reroutes the user to www.jhannuities.com. Please revise or advise.
Response: Registrant will revise the disclosure as requested.
Comment 11. SAI — High Yield (High Risk) Domestic Corporate Debt Securities, page 15: Please disclose that high yield debt securities may be referred to as “junk bonds.”
Response: Registrant will make the disclosure as requested.
Comment 12. SAI — The Advisory Agreement, page 58: Please define the term Adviser in this section.
Response: Registrant will define the term as requested.
Comment 13. Subadvisory Agreements, pages 59-60
     a. Please separately discuss each subadvisory agreement. It is unclear why you have lumped them together as one.
     Response: The subadvisory agreements are substantially the same, except for the subadvisory fees paid under the agreements and the identities of the subadvisers. Registrant does not believe that there is any additional benefit in repeating the same disclosure multiple times and respectfully declines to change its approach.
     b. Please disclose the subadvisory fee rate under each subadvisory agreement. See Item 14(a)(3) of Form N-1A.
     Response: Item 14(a)(3) requires disclosure of the “method of calculating the advisory fee,” which Registrant has disclosed in Appendix A. In the adopting release for the 1998 amendments to Form N-1A (IC-23064), the Commission stated that “Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund” (emphasis added). Registrant is not aware of any guidance suggesting that the subadvisory fee rate be disclosed in the SAI. Therefore, Registrant respectfully declines to disclose the subadvisory fee rate under each subadvisory agreement in the SAI.
California | Illinois | Michigan | Texas | Washington D.C.

Alison White, Esq.
March 27, 2009

     c. Please provide a cross-reference to Appendix III where you provide information concerning Other Accounts Managed by the subadvisers listed in response to Item 5(a)(2).
Response: Registrant will add the cross-reference as requested.
Comment 14. SAI Appendix III — Description of Any Material Conflicts, pages 90, 94, 95-96, 98-99, 100-101: Please revise the conflicts of interest discussions to address concrete conflicts of interest affecting the named portfolio managers of each fund. Disclose the actual accounts for which the manager has such a conflict, the nature of the conflict (describing specific conflicts in the allocation of investment opportunities among specifically named portfolios for which s/he is responsible), and how that conflict has been addressed. See Item 15(a)(4) of Form N-1A and Adopting Release IC-26533.
Response: Registrant has reviewed such disclosure and believes that it complies with the requirements of Item 15(a)(4) of Form N-1A and is consistent with industry practice in meeting such requirements.
Comment 15. SAI Appendix III — Compensation, pages 90, 94, 101, 103: The disclosure concerning compensation is too vague. Please review the requirements on Item 15(b) of Form N-lA and revise accordingly.
Response: Registrant has reviewed such disclosure and believes that it complies with the requirements of Item 15(b) of Form N-1A and is consistent with industry practice in meeting such requirements.
Comment 16. SAI — Dimensional Fund Advisors — Small Cap Opportunities Fund, pages 97-98: Please provide compensation information specific to Mr. Clark. See Item 15(b) of Form N-1A.
Response: Registrant has reviewed such disclosure and believes that it complies with the requirements of Item 15(b) of Form N-1A and is consistent with industry practice in meeting such requirements.
Comment 17. T. Rowe Price Associates, Inc. — Potential Conflicts of Interest, pages 103-104: In light of your disclosure that you are not aware of any material conflicts of interest, it is confusing that you have included the paragraph beginning “[p]ortfolio managers at T. Rowe Price typically manage multiple accounts...” Please advise or revise.
Response: Registrant will delete the first paragraph in this section which states that we are not aware of any material conflicts.
Comment 18. Tandy Representation: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession
California | Illinois | Michigan | Texas | Washington D.C.

Alison White, Esq.
March 27, 2009

of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:
JHT acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is its responsibility. JHT also acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement. JHT represents to the Commission that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 202-906-8741 or Bruce W. Dunne of this office at 202-906-8712 if you have any questions.
Very truly yours,
Dykema Gossett pllc
Aneal Krishnamurthy
California | Illinois | Michigan | Texas | Washington D.C.

SMALL CAP FUNDS
SMALL CAP OPPORTUNITIES TRUST

Subadvisers:	Invesco Aim Capital Management, Inc. (“Invesco Aim”) and Dimensional Fund Advisors LP (“Dimensional” or “DFA”)

Investment Objective:	To seek long-term capital appreciation.

~~Investment Strategies:~~.	~~Are described below under each subadviser.~~

Investment Strategies:	Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-capitalization companies. Each subadviser’s investment strategy is described below.
Invesco Aim
     Invesco Aim will manage its portion of the fund ~~Fund~~’s assets (the “Invesco Aim Subadvised Assets”) as follows:
     Under normal market conditions, Invesco Aim invests at least 80% of the Invesco Aim Subadvised Assets (plus any borrowings for investment purposes) in equity securities, including convertible securities, of small-capitalization companies. Invesco Aim considers small ~~Small~~-capitalization companies to be ~~are~~ those companies with market capitalizations, at the time of investment, no larger than the largest capitalized company included in the Russell 2000 Index $3.2 million ~~$~~ to $ 3.7 million as of February 28, 2009. ~~2009 during~~
     Invesco Aim considers selling a security if a change in industry or company fundamentals indicates a problem, the price target set at purchase (i.e., the projected price level as stated by an investment analyst) is exceeded or a change in technical outlook indicates poor relative strength.
     The Invesco Aim Subadvised Assets may include synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the fund’s direct investments, and may include warrants, futures, options, ETFs and American Depositary Receipts. Any percentage limitations with respect to assets of the fund are applied at the time of purchase. ~~the most recent 11-month period (based on month-end data) plus the most recent data during the current month.~~
     Invesco Aim attempts to provide potentially higher returns than a fund that invests primarily in larger, more established companies. Since small companies are generally not as well known to investors or have less of an investor following than larger companies, they may provide higher returns due to inefficiencies in the marketplace. Under normal conditions, the top 10 holdings may comprise up to 25% ~~of the portion of the total assets of the portion~~of the Invesco Aim Subadvised Assets.
     In selecting investments, Invesco Aim utilizes a disciplined portfolio construction process that aligns the fund ~~Fund~~ with the S&P Small Cap 600 Index which ~~that~~ Invesco Aim believes represents the small cap core asset class. The security selection process is based on a three-step process that includes fundamental, valuation and timeliness analysis:
     ➢ Fundamental analysis involves building a series of financial models (tools to analyze stock), as well as conducting in-depth interviews with company management. The goal is to find high quality, fundamentally sound companies operating in an attractive industry.
     ➢Valuation analysis focuses on identifying attractively valued securities given their growth potential over a one- to two-year horizon.
     ➢Timeliness analysis is used to help identify the “timeliness” of a purchase. In this step, relative price strength (the price of stock in comparison to the rest of the market), trading volume characteristics, and trend analysis (using past data to predict future movement of stock) are reviewed for signs of deterioration. If a stock shows signs of deterioration, it will not be considered as a candidate for the portfolio.
      ~~Invesco Aim considers selling a security if a change in industry or company fundamentals indicates a problem, the price target set at purchase is exceeded or a change in technical outlook indicates poor relative strength.~~
     ~~The Invesco Aim Subadvised Assets may include synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the Fund’s direct investments, and may include warrants, futures, options, ETFs and American Depositary Receipts.~~
     Invesco Aim may invest up to 25% of the Invesco Aim Subadvised Assets in foreign securities. The fund ~~Fund~~’s investments in foreign securities may include direct investments in non-U.S. dollar denominated securities traded outside of the U.S.
     Invesco Aim may invest ~~the Invesco Aim Subadvised Assets in ETFs to manage cash and may invest the Invesco Aim Subadvised Assets in other investment companies. For purposes of the Fund, ETFs are considered securities with a market capitalization equal to the weighted average market capitalization of the basket of securities comprising the ETF. Invesco Aim may~~

 ~~invest the Invesco Aim Subadvised Assets in equity securities of larger capitalization companies in addition to small-capitalization companies. Invesco Aim may invest~~up to 15% of the Invesco Aim Subadvised Assets in real estate investment trusts (“REITs”).
Dimensional
     DFA will manage its portion of the fund ~~Fund~~’s assets (the “DFA Subadvised Assets”) as follows:
     DFA generally will invest the DFA Subadvised Assets in a broad and diverse group of ~~readily marketable~~common stocks of small and mid cap companies traded on ~~a principal~~U.S. national securities exchange or on the over-the counter market that DFA determines to be value stocks at the time of purchase. Securities are considered value stocks primarily because a company’s shares have a high book value in relation to their market value (a “book to market ratio”). In assessing value, DFA may consider additional factors, such as price to cash flow or price to earnings ratios, as well as economic conditions and developments in the issuer’s industry. The criteria DFA uses for assessing value are subject to change from time to time. As of the date of this Prospectus, DFA considers for investment companies whose market capitalizations are generally smaller than the 500th largest U.S. company. DFA uses a market capitalization weighted approach in weighing portfolio securities. See “Market Capitalization Weighted Approach” below. DFA does not intend to purchase or sell securities based on the prospects for the economy, the securities markets or the individual issuers whose shares are eligible for purchase.
     DFA may sell portfolio securities when the issuer’s market capitalization increases to a level that exceeds that of the issuer with the largest market capitalization that is then eligible for investment by the DFA Subadvised Assets. In addition, DFA may sell portfolio securities when their book to market ratios fall below those of the security with the lowest such ratio that is then eligible for purchase by the DFA Subadvised Assets. However, DFA may retain securities of issuers with relatively smaller market capitalizations for longer periods, despite a ~~any~~ decrease in the issuers’ book to market ratios.
     The total market capitalization ranges, and the value criteria used by DFA for the DFA Subadvised Assets, as described above, generally apply at the time of purchase. DFA will not be required to dispose of a security if the security’s issuer is no longer within the total market capitalization range or does not meet current value criteria. Similarly, DFA is not required to sell a security even if the decline in the market capitalization reflects a serious financial difficulty or potential or actual insolvency of the company. Securities that do meet the market capitalization and/or value criteria nevertheless may be sold at any time when, in DFA’s judgment, circumstances warrant their sale.
     DFA may use derivatives, such as futures contracts and options on futures contracts, to gain market exposure on uninvested cash pending investment in securities or to maintain liquidity to pay redemptions. DFA may enter into futures contracts and options on futures contracts for U.S. equity securities and indices. DFA may also invest in ETFs and similarly structured pooled investments for the purpose of gaining exposure to the U.S. equity markets while maintaining liquidity.
     ~~Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-capitalization companies.~~
     Market Capitalization Weighted Approach
     The strategy used by DFA in managing the DFA Subadvised Assets involves market capitalization weighting in determining individual security weights. Generally, the relative market ~~Market~~ capitalization of the issuer determines the weighting of the ~~means each~~ security in ~~is generally purchased based on~~ the fund ~~issuer~~‘s portfolio ~~relative market capitalization~~. Market capitalization weighting will be adjusted by DFA for ~~a variety of factors. Additionally, DFA may consider such factors as free float, momentum,~~trading strategies ~~, liquidity management~~and a variety of other factors ~~determined to be appropriate by DFA given market conditions~~. DFA may deviate from market capitalization weighting to limit or fix the exposure of the DFA Subadvised Assets to a particular issuer to a maximum proportion of the assets of the DFA Subadvised Assets. DFA may exclude the stock of a company that meets applicable market capitalization criterion if DFA determines that the purchase of such security is inappropriate in light of other conditions. These adjustments will result in a deviation from traditional market capitalization weighting. A more complete description of Market Capitalization Weighted Approach is set forth in the SAI.
     The fund’s investment process may, at times, result in a higher than average portfolio turnover rate and increased trading expense.
     The fund may also be significantly affected by recent market developments, as described under “Additional Information about the Funds’ Principal Risks and Investment Policies.”
Principal Risks of Investing in the Fund
     The principal risks of investing in the Fund, which could adversely affect its NAV and performance, include:
•	Active management risk

•	Convertible securities risk

•	Credit and counterparty risk

•	Equity securities risk

•	Exchange traded funds risk

•	Foreign securities risk

•	Hedging, derivatives and other strategic transactions risk

•	High portfolio turnover risk

•	Investment company securities risk

•	Issuer risk

•	Liquidity risk

•	High returns on capital

•	Non-obsolescent products/services

•	Dominant or growing market share

•	Global presence and brand names

•	Smart application of technology to improve business and lower costs
     The subadviser’s goal is to invest in companies for the long term. The subadviser considers selling a security if it believes the stock’s market price exceeds its estimates of intrinsic value, or if the ratio of the risks and rewards of continuing to own the stock is no longer attractive.
     The fund may also invest up to 20% of total assets in foreign securities and fixed income securities.
•	~~Proven track record~~
     The fund is non ~~Significant alignment of interest in businessStrong balance sheetLow cost structureHigh returns on capitalNon-obsolescent products/services~~-diversified and is not limited as to the percentage of its assets that may be invested in any one issuer, and as to the percentage of the outstanding voting securities of such issuer that may be owned, only by its own investment restrictions. In contrast, a diversified fund, as to at least 75% of the value of its total assets, generally may not invest more than five percent of its total assets in the securities, or own more than ten percent of the outstanding voting securities, of any one issuer. Since a non-diversified fund may invest a high percentage of its assets in the securities of a small number of companies, it may be affected more than a diversified fund by a change in the financial condition of any of these companies or by the financial markets’ assessment of any of these companies.
•	~~Dominant or growing market share~~

•	~~Global presence and brand names~~

•	~~Smart application of technology to improve business and lower costs~~
     ~~The subadviser’s goal is to invest in companies for the long term. The subadviser considers selling a security if it believes the stock’s market price exceeds its estimates of intrinsic value, or if the ratio of the risks and rewards of continuing to own the stock is no longer attractive.~~
      ~~The fund may also invest up to 20% of total assets in foreign securities and fixed income securities.~~
Principal Risks of Investing in the Fund
     The principal risks of investing in the Fund, which could adversely affect its NAV and performance, include:
•	Active management risk

•	Equity securities risk

•	Fixed-income securities risk
•	Foreign securities risk

•	Issuer risk

•	Liquidity risk
Past Performance
     The performance information below does not reflect fees and expenses of any variable insurance contract which may use JHT as its underlying investment medium. If such fees and expenses had been reflected, performance would be lower. The past performance of any fund is not necessarily an indication of how a fund will perform in the future.
Calendar Year Total Returns for Series I:

Best Quarter: 10.11% (Quarter ended 12/31/2006)	Worst Quarter: -29.11% (Quarter ended 12/31/2008)

Average Annual Total Returns For Period Ended 12/31/2008

	One	Since	Date of
	Year	Inception	Inception
Series I	-54.46%	-11.98%	5/3/2004
Series II	-54.59%	-12.17%	5/3/2004

	One	Since	Date of
	Year	Inception	Inception
Series NAVA	-54.46%	-11.95%	2/28/2005
S&P 500 IndexB	-37.00%	-2.56%

~~Davis became the subadviser to the fund effective December 19, 2008. Performance shown in the table includes performance prior to that date.~~

A	Series NAV shares were first offered on February 28, 2005. For periods prior to February 28, 2005, the performance shown reflects the performance of ~~the~~Series I shares. Series I shares have higher expenses than Series NAV shares. Had the performance for periods prior to February 28, 2005 reflected Series NAV ~~shares~~expenses, performance would be higher.

B	The return for the Index under “Since Inception” may be calculated from the month end closest to the inception date of the Fund ~~fund~~.
U.S. LARGE CAP TRUST
Subadviser:     Capital Guardian Trust Company

Investment Objective:	To seek long-term growth of capital and income.

Investment Strategies:	Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity and equity-related securities of U.S. companies with market capitalizations, at the time of investment, greater than $500 million.
     The subadviser has an extensive commitment to fundamental research, with a large team of experienced equity analysts focused on gathering in-depth information firsthand on companies and industries in the U.S. and throughout the world. The subadviser ~~Global research~~ has extensive experience in managing U.S. equities. The subadviser’s research strength is leveraged through a bottom-up approach to portfolio construction. Returns for U.S. equity portfolios are pursued through active security selection. Industry ~~While portfolio managers at the subadviser are mindful of benchmark characteristics, industry~~ sector weightings are primarily the result of finding value in individual securities.
     The majority of the subadviser’s U.S. equity portfolio managers have over two decades of investment experience. Portfolios are segmented, with each individual manager responsible for a portion, managing it as if it were a stand-alone portfolio. This allows for strong individual ideas to be acted upon while ensuring a diversity of ideas and continuity of management. The research analysts as a group also manage a portion of the portfolio.
     Based on the research carried out by the equity analysts, portfolio managers look across industry sectors in selecting stocks for the portfolio. With a long-term perspective, portfolio managers look for quality companies at attractive prices that will outperform their peers and the benchmark over time.
Principal Risks of Investing in the Fund
     The principal risks of investing in the Fund, which could adversely affect its NAV and performance, include:
•	Active management risk

•	Equity securities risk

•	Foreign securities risk

•	Issuer risk

•	Liquidity risk
Past Performance
     The performance information below does not reflect fees and expenses of any variable insurance contract which may use JHT as its underlying investment medium. If such fees and expenses had been reflected, performance would be lower. The past performance of any fund is not necessarily an indication of how a fund will perform in the future.
Calendar Year Total Returns for Series I:

HYBRID FUNDS
INCOME & VALUE TRUST
Subadviser:      Capital Guardian Trust Company

Investment Objective:	~~To seek the balanced accomplishment of~~(a) conservation of principal and (b) long-term growth of capital and income.

Investment Strategies:	Under normal market conditions, the Fund invests its assets in both equity and fixed income securities. The subadviser has full discretion to determine the allocation of assets between equity and fixed income securities. Generally, between 25% and 75% of the Fund’s total assets will be invested in fixed income securities unless the subadviser determines that some other proportion would better serve the Fund’s investment objective.
     The subadviser has a large and experienced research team that includes equity and fixed-income analysts — focused on gathering in-depth, firsthand information on companies and securities in the U.S. markets — as well as economists who conduct global macroeconomic research. The subadviser emphasizes research and actively manages portfolios across asset classes, using a bottom-up approach to selecting individual securities. A team of senior portfolio managers determines tactical allocation shifts between these actively managed portfolios. These shifts are based on the expected returns of these active portfolios rather than the expected returns for the indices they are managed against.
     Allocation between the equity and fixed-income portfolios are made by a team of senior portfolio managers representing various asset classes. Each month, team members vote on how the model portfolio should be allocated. The votes are averaged and the results are used to allocate the components of the portfolio.
     At least 80% of the fixed income portion of the Fund will consist of the following:
•	securities rated “Baa” or better at the time of purchase by Moody’s or “BBB” by S&P or deemed by the subadviser to be of equivalent investment quality including mortgage-related and asset-backed securities (see “Other Risks of Investing” below for a description of these securities);

•	non-U.S. dollar fixed income securities (up to 15% of the portfolio’s assets including up to 5% in emerging market fixed income securities);

•	securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities; and/or

•	cash or cash equivalents including commercial bank obligations and commercial paper.
     Fixed-income securities may include ADRs, Yankee Bonds and Eurodollar instruments which are U.S. dollar denominated and non-U.S. dollar fixed-income securities subject to the limits set forth above.
     Equity securities shall be traded on national securities exchanges, NASDAQ or in other national over- the-counter (“OTC”) markets and may include ADRs and other U.S. registered securities of foreign issuers which are denominated in U.S. dollars.
Principal Risks of Investing in the Fund
     The principal risks of investing in the Fund, which could adversely affect its NAV and performance, include:
•	Active management risk

•	Equity securities risk

•	Fixed-income securities risk

•	Foreign securities risk

•	Issuer risk

•	Liquidity risk

•	Mortgage-backed and asset-backed securities risk
Past Performance
     The performance information below does not reflect fees and expenses of any variable insurance contract which may use JHT as its underlying investment medium. If such fees and expenses had been reflected, performance would be lower. The past performance of any fund is not necessarily an indication of how a fund will perform in the future.
Calendar Year Total Returns for Series I:

reinvest assets at a lower interest rate. Because prepayments increase when interest rates fall, the prices of mortgaged-backed securities do not increase as much as other fixed-income securities when interest rates fall.
     When interest rates rise, homeowners are less likely to prepay their mortgages loans. A decreased rate of prepayments lengthens the expected maturity of a mortgage-backed security. Therefore, the prices of mortgage-backed securities may decrease more than prices of other fixed-income securities when interest rates rise.
     The yield of mortgage-backed securities is based on the average life of the underlying pool of mortgage loans. The actual life of any particular pool may be shortened by unscheduled or early payments of principal and interest. Principal prepayments may result from the sale of the underlying property or the refinancing or foreclosure of underlying mortgages. The occurrence of prepayments is affected by a wide range of economic, demographic and social factors and, accordingly, it is not possible to accurately predict the average life of a particular pool. The actual prepayment experience of a pool of mortgage loans may cause the yield realized by the fund to differ from the yield calculated on the basis of the average life of the pool. In addition, if the fund purchases mortgage-backed securities at a premium, the premium may be lost in the event of early prepayment which may result in a loss to the fund.
     Prepayments tend to increase during periods of falling interest rates, while during periods of rising interest rates prepayments are likely to decline. Monthly interest payments received by a fund have a compounding effect which will increase the yield to shareholders as compared to debt obligations that pay interest semiannually. Because of the reinvestment of prepayments of principal at current rates, mortgage-backed securities may be less effective than Treasury bonds of similar maturity at maintaining yields during periods of declining interest rates. Also, although the value of debt securities may increase as interest rates decline, the value of these pass-through type of securities may not increase as much due to their prepayment feature.
     Collateralized Mortgage Obligations. A fund may invest in mortgage-backed securities called collateralized mortgage obligations (“CMOs”). CMOs are issued in separate classes with different stated maturities. As the mortgage pool experiences prepayments, the pool pays off investors in classes with shorter maturities first. By investing in CMOs, a fund may manage the prepayment risk of mortgage-backed securities. However, prepayments may cause the actual maturity of a CMO to be substantially shorter than its stated maturity.
     CMOs generally are bonds or certificates issued in multiple classes that are collateralized by or represent an interest in mortgages. CMOs may be issued by single-purpose, stand-alone finance subsidiaries or trusts of financial institutions, government agencies, investment banks or other similar institutions. Each class of CMOs, often referred to as a “tranche,” may be issued with a specific fixed coupon rate (which may be zero) or a floating coupon rate. Each class of CMOs also has a stated maturity or final distribution date. Principal prepayments on the underlying mortgages may cause the CMOs to be retired substantially earlier than their stated maturities or final distribution dates. Interest is paid or accrued on CMOs on a monthly, quarterly or semiannual basis.
      The principal of and interest on the underlying mortgages may be allocated among the several classes of a series of a CMO in many ways. The general goal sought to be achieved in allocating cash flows on the underlying mortgages to the various classes of a series of CMOs is to create tranches on which the expected cash flows have a higher degree of predictability than the underlying mortgages. In creating such tranches, other tranches may be subordinated to the interests of these tranches and receive payments only after the obligations of the more senior tranches have been satisfied. As a general matter, the more predictable the cash flow is on a CMO tranche, the lower the anticipated yield will be on that tranche at the time of issuance. As part of the process of creating more predictable cash flows on most of the tranches in a series of CMOs, one or more tranches generally must be created that absorb most of the volatility in the cash flows on the underlying mortgages. The yields on these tranches are relatively higher than on tranches with more predictable cash flows. Because of the uncertainty of the cash flows on these tranches, and the sensitivity of these transactions to changes in prepayment rates on the underlying mortgages, the market prices of and yields on these tranches tend to be highly volatile. The market prices of and yields on tranches with longer terms to maturity also tend to be more volatile than tranches with shorter terms to maturity due to these same factors. To the extent the mortgages underlying a series of a CMO are so-called “subprime mortgages” (mortgages granted to borrowers whose credit history is not sufficient to obtain a conventional mortgage), the risk of default is higher, which increases the risk that one or more tranches of a CMO will not receive its predicted cash flows.
     Asset-Backed Securities. Asset-backed securities include interests in pools of debt securities, commercial or consumer loans, or other receivables. The value of these securities depends on many factors, including changes in interest rates, the availability of information concerning the pool and its structure, the credit quality of the underlying assets, the market’s perception of the servicer of the pool, and any credit enhancement provided. In addition, asset-backed securities have prepayment risks similar to mortgage-backed securities.
Real estate securities risk
      Investing in securities of companies in the real estate industry subjects a fund to the risks associated with the direct ownership of real estate. These risks include:
•	Declines in the value of real estate;

•	Risks related to general and local economic conditions;